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Exhibit 99.1

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

        We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-12284) of The Thomson Corporation (the "Corporation") and the Registration Statement on Form F-3 (No. 33-97203) of the Corporation of our report dated February 26, 2003, relating to the consolidated financial statements of the Corporation, which appears in the Corporation's Annual Report on Form 40-F for the year ended December 31, 2002. We also consent to the incorporation by reference of our Comments by Auditors for United States Readers on Canada-United States of America Reporting Differences dated February 26, 2003, which appears in such Form 40-F.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Canada
May 20, 2003

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CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS